082-00913

Sainsbury's

RECEIVED

2008 JUN 17 A 9:07

ICE OF INTERNATIONAL
CORPORATE FINANCE

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 05 June 2009

09046361

SUPPL

Dear Sir

J Sainsbury Announces: Director PDMR/Shareholding

Please find enclosed copies of the above announcement made to the London Stock Exchange on 3rd June 2009.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

20/001004

justina.marfo

3 June 2009

J Sainsbury plc

Purchase of ordinary shares of 28 $^{4}/_{7}$ pence in J Sainsbury plc ('Shares' and the 'Company', respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under the Sainsbury's Share Purchase Plan ('SSPP').

The Company was notified on 3 June 2009 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SSPP on 28 May 2009 held through HSDL Nominees Limited – SIP (the 'Trustee'):

Director	Number of Partnership shares purchased at 332.00 pence per share	Number of Matching Shares allocated	Total holding following notification
Justin King	35	8	549,094
Darren Shapland	36	9	442,488
Person Discharging Managerial Responsibility			
Gwyn Burr	35	8	80,681
Tim Fallowfield	36	9	180,211
Angela Morrison	35	8	13,460
Neil Sachdev	36	9	48,350

The SSPP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £115 per participant per four weekly period) to purchase Shares in the market. These shares are called 'Partnership Shares'.
- At the same time the Company allocated to participants via the Trustee one share for every four Partnership Shares purchased that four weekly period. These shares are called 'Matching Shares'.